

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Via E-mail
Zoltan Nagy
President
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re: Starflick.com**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 3, 2011**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your responses to the comments in our letter dated August 19, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment one. Please revise to disclose your status as a shell company, or tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act. In that regard, explain why you believe you should not be deemed to have "no or nominal operations" and "no or nominal assets."

Front Cover Page of the Registration Statement

2. We note your response to our prior comment two. It appears that you "operate as a corporation" and thus may be required to have an I.R.S. Employer Identification Number. However, if you continue to believe one is not required, please revise the front cover page to indicate "none" where disclosure of an I.R.S. Employer Identification Number is required by Form S-1.

3. Please revise to include the specific provision under Rule 457 used for purposes of calculating the registration fee.

Prospectus Cover Page

Summary of Our Offering, page 5

Our Business, page 5

4. Please revise to disclose your net income (loss) as of your most recent interim stub. In addition, please revise to disclose your monthly burn rate and when you anticipate running out of money.

5. We note your response to our prior comment five and reissue. Please revise to clarify what you mean by your disclosure that you will solicit funds "probably in the form of a limited partnership." In addition, please revise to disclose what, if anything, you have done to solicit such funds here.

6. Please revise to disclose here, if true, that even if you raise the maximum amount in this offering, you will be unable to produce a feature-length film without additional funds and that your public offering is not intended to raise funds for your initial production. In this regard, we note your disclosure on page 34 "that you will not be able to produce a feature film on [your] own with the proceeds of this offering without outside financing and the deferral of certain production costs." Also revise to disclose an estimate of the total amount of funds you will require to reach revenue generation, including the cost of marketing, producing and distributing your films and how you intend to raise such additional funds.

7. We note your disclosure on page five that you believe that you will need $70,000 to accomplish your business plan. We also note that if you raise the minimum amount you intend to attempt to borrow money from Mr. Nagy in order to pay for the acquisition of options to acquire two screenplays and one commissioned screenplay and for the development of your website. Please revise to disclose the total amount of funds you require to accomplish your business plan, including the amount you intend to borrow from Mr. Nagy.

8. We note your disclosure on page five that you believe you can produce low budget movies for $75,000 to $100,000. Please revise to clarify, if true, that this estimate does not include the cost of preproduction and distribution. In this regard, we note your disclosure on pages 23 and 24 that you "do not intend to make any films that cost more than $75,000 and $100,000 for production and post-production, that a film representation company will cost $2,500 per film and that distribution rights can cost $10,000 to $100,000. In addition, please revise to clarify what you mean by "distribution rights" as it seems that you are referring to the cost of distribution and not the right to distribute the film. To the extent that you are referring to the cost of distribution on page 24, please reconcile with your disclosure on page 10 that you anticipate that the cost of distributing your films will be $50,000 to $100,000 per film or advise.

9. Please revise to disclose the total amount of funds you will require to reach revenue generation, including the cost of marketing, producing and distributing your films. Also disclose that there is no guarantee that you will ever generate revenue. In addition, please revise to disclose here how you intend to raise such additional funds and that you "may issue restricted shares of [your] common stock in order to secure recognized talent."

10. Please revise to reconcile your disclosure on page six that "any funds that are needed to operate during the 270 day period [your] shares of common stock are offered to the public will be advanced to you by Zoltan Nagy, [your] sole officer and director" with your disclosure on page seven that "[your] sole officer and director will not loan any additional money." In addition, please revise to disclose an estimate of the amount of funds that will be required to satisfy your Exchange Act reporting obligations during the 270 day offering period.

Risk Factors, page 7

We lack an operating history and have losses that we expect to continue into the future, page 7

11. The amount of your net loss since inception of $15,550 as disclosed on page 7 does not agree to the amount disclosed in your financial statements on page F-3 of a net loss of $18,625. Please reconcile and revise these amounts.

We must raise additional capital in order to produce a feature film, page 8

12. Please reconcile your disclosure on page eight that the "[s]ecurities laws of the residence of the investor will be applicable to you" with your disclosure on page 34 that you "do not intend to sell shares of [your] capital stock to finance the production of any film." In addition, please revise to clarify what you mean by "[s]ome jurisdictions will not allow [you] to raise capital for movies."

Current economic conditions look unfavorably on our ability to raise additional capital, page 8

13. Please revise to briefly discuss how the current economic conditions will affect your ability to raise capital.

The issuance of additional shares of common stock will dilute your ownership, page 9

14. Please revise this risk factor to disclose that you currently anticipate that you "may issue restricted shares of [your] common stock in order to secure recognized talent."

Use of Proceeds, page 13

15. Please revise the second to the last paragraph in this section to disclose, if true, that you have already spent $20,434 for the development of your website.

Management's Discussion and Analysis or Plan of Operation, page 20

16. Please revise to clarify here, in your Summary of Our Offering section and in your Plan of Operation section when you intend to begin operations. In this regard, we note your disclosure on page 20 that you will not begin operations until you raise money from this offering, your disclosure on page five that you will not begin operations until 100 days after the end of the offering, your disclosure on page 21 that your website "is being developed and is expected to be fully operational by April 1, 2012", your disclosure on page 32 that your website is expected to be fully operational by January 1, 2012, your disclosure on page 23 that, "[b]y April 1, 2012, you will select one of [your] developed screenplays for pre-production" and your disclosure on page 26 that you will not being operations until you have completed this offering.

Plan of Operation, page 20

17. We note your response to our prior comment 13 and reissue in part. Please revise to clarify the source of funds you will use to cover the cost of each step in your timeline.

18. Please revise the sixth sentence in the first complete paragraph on page 21 to state as a belief.

19. We note your disclosure on page 21 that the cost of producing a film based off of a short film submitted on your website will "take two years at a cost of between $75,000 [to] $100,000, all of which will be paid for from the proceeds of this offering." We note that you have set the minimum of the offering at $70,000. Please revise or advise. In addition, please reconcile your disclosure on page 21 with your Use of Proceeds section and your disclosure on page eight that your "public offering is not intended to raise funds for your initial production."

20. We note your disclosure on page 21 that you have set the upper threshold for your commissioned screenwriting budget at $10,000 per script and that "this amount was based on Mr. Nagy's experience and assessment of [your] requirements." Please revise to disclose here that Mr. Nagy has no experience with identifying viable screenplays and lacks experience developing screenplays.

21. Please revise to disclose the cost of acquiring options to acquire a screenplay and the cost of acquiring a digital camera here.

22. Refer to the third paragraph on page 22 of your registration statement. We note your response to our prior comment 18 and reissue in part. Please revise to disclose the cost of hiring the consultants that will assist Mr. Nagy in making decisions regarding existing screenplays.

23. Please revise the first sentence on page 23 to clarify that you do not currently have any developed screenplays.

24. Please revise to balance your statement on page 23 that "[you] believe that, generally, low budget actors, directors and casts, usually will work for free" by including your disclosure on page 38 regarding the "increasing demands of creative talent as well as industry-wide collective bargaining agreements" here.

25. Please revise the second sentence in the third paragraph on page 23 to state as beliefs.

26. Please revise to clarify what you mean in the second to last sentence in the first paragraph on page 24 by "per county territory." In addition, we note that your estimate of the cost of distributions rights has a large range. Please revise to clarify what determines the cost of the distribution rights.

27. Please reconcile your disclosure on pages 24 and 35 that you intend to release your films in the United States with your disclosure on page five that you intend to engage in the business of developing, producing, marketing and distributing low-budget films in the United States and Canada or advise.

Limited operating history; need for additional capital, page 24

28. Please revise to clarify what you mean by your disclosure on page 24 that "to become profitable and competitive [you] have to locate and negotiate agreements with manufacturers to offer their products for sale to us at pricing that will enable us to establish and sell the products to our clientele at a profit."

Business, page 26

29. We note your response to our prior comment 20 and reissue. Please provide support to us for all of the industry data you have included in this section. We note, for example, your statement that major studios control the distribution of films that are produced by independent studios, that major studios have adopted a policy of producing only a relatively small number of films each year, that the demand for filmed entertainment has increased and that small independent film companies have been established to fill the excess demand, that independent film production companies have brought increasing commercial success to the major studios that are distributing their films, that there is a consistent trend of high grossing independent films, that independent films that appeal to specialized audiences are regularly becoming high grossing and there is an increasing demand for low-budget independent films in both the international and domestic markets.

30. We note your response to our prior comment 21 and reissue. Please revise to reconcile your disclosure on page 22 that your films must appeal to a mass audience with your

disclosure on page 27 that your films will be geared to the general public or to any specialized audience that you believe can be effectively targeted.

Motion Picture Development and Production, page 28

31. We note your disclosure on page 29 regarding securing studio facilities and completion guarantees. Please revise your plan of operation to include these steps and the associated costs. In addition, please revise to clarify what you mean by "completion guarantees."

32. Please revise to reconcile your disclosure on page 29 that your budget from development to post-production will be $75,000 to $100,000 with your disclosure on page 24 that the cost of production and post-production will be $75,000 to $100,000.

DVD Production, page 30

Our Production Strategy, page 29

33. Please revise the first complete sentence on page 30 to state as a belief.

The Internet Industry, page 31

34. We note your response to our prior comment 25 and reissue. Please revise to reconcile your disclosure on page 31 that "[you] believe that by selling DVDs of your films on the Internet, [you] can circumnavigate the traditional methods of film distribution: theatrical release, video rental and television with your disclosure on page 24 that you believe that "with a proper marketing campaign, [your] Internet sites can develop into an effective means to distribute [your] motion pictures after a period of theatrical release."

35. Please reconcile your disclosure on page 31 regarding selling your DVDs on the Internet as an effective way to circumnavigate the traditional methods of film distribution with your disclosure on page 10 that "[i]f [you] bypass traditional theatrical distribution and attempt to release [your] films directly to pay cable or home video, [you] will probably not generate enough revenues to become profitable."

Our Philosophy, page 32

36. Please revise to clarify what you mean on page 32 by "recognizable talent." In this regard, we note your disclosure on page 29 that "[you] plan to use a combination of paid and voluntary, amateur talent for all aspects of production: actors and stunt men, production staff including camera and sound crews and set workers, as well as wardrobe, makeup, and special effects personnel."

37. Please revise to clarify that there is no guarantee that you will be able to secure financing to produce a film and make it available for distribution here.

Feature Film Production, page 33

38. Please revise your disclosure that you intend to rent whatever equipment is needed with your disclosure on page 21 that you intend to purchase a digital camera.

39. Please revise to remove the phrase "that are typical of major U.S. studio productions" in the first paragraph on page 34.

Competition, page 35

40. Please revise your disclosure on page 35 to remove the names of the motion film studios listed in the second sentence on page 35.

41. We note your response to our prior comment 29 and reissue. Please reconcile your disclosure on page 35 that you plan to produce your motion pictures efficiently by employing talented and established professionals with experience in your industry with your disclosure on page 29 that you intend to use "amateur talent" for all aspects of production.

Management, page 38

Officers and Directors, page 38

Background of Our Sole Officer and Director, page 39

42. We note your disclosure on page 39 that Mr. Nagy has been an actor, production assistant, camera operator and director on television shows, commercials and motion pictures since 2002. To the extent that he has been involved in such activity in the last five years, please revise to disclose the name of the company or companies in which such activities were carried on. Refer to Item 401(e)(1) of Regulation S-K.

Other

43. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.